SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2000, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble UK Matched Savings Share Purchase Plan, St. Nicholas Avenue, Gosforth, Newcastle Upon Tyne, NE99 1EE United Kingdom/England

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)


PROCTER & GAMBLE LIMITED

MATCHED SAVINGS SHARE PURCHASE PLAN

Statements of Net Assets Available for Benefits as of
June 30, 2000 and 1999, Statements of Changes in Net
Assets Available for Benefits for the Years Ended
June 30, 2000, 1999 and 1998, and Independent Auditors' Report



PROCTER & GAMBLE LIMITED
MATCHED SAVINGS SHARE PURCHASE PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
   June 30, 2000 and 1999                                                   2

  Statements of Changes in Net Assets Available for Benefits
   for the Years Ended June 30, 2000, 1999, and 1998                        3

  Notes to Financial Statements for the Years Ended
   June 30, 2000, 1999, and 1998                                            4



INDEPENDENT AUDITORS' REPORT

To the Trustees of the Procter & Gamble Limited Matched Savings Share Purchase
Plan:

We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble Limited Matched Savings Share Purchase Plan ("the Plan") as of June 30, 2000, and 1999, and the related statements of changes in net assets available for benefits for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we Plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999, and the changes in net assets available for benefits for each of three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

29 September, 2000



PROCTER & GAMBLE LIMITED
MATCHED SAVINGS SHARE PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2000 AND 1999
-------------------------------------------------------------------------------------
                                                              2000               1999
                                                    pound sterling     pound sterling
ASSETS:
 Investment in the Company Stock, at fair value         31,678,169         44,168,360
 Cash at bank and in hand                                  534,013            565,533
 Investment income receivable                               11,132              3,802
                                                        ----------         ----------
       Total assets                                     32,223,314         44,737,695

LIABILITIES:
 Accrued administrative expenses                           (12,935)           (29,780)
 Distributions payable                                     (28,602)           (32,091)
 Contributions received in advance                        (503,608)          (507,464)
                                                        ----------         ----------
       Total liabilities                                  (545,145)          (569,335)

NET ASSETS AVAILABLE FOR BENEFITS                       31,678,169         44,168,360
                                                        ==========         ==========

See notes to financial statements.



PROCTER & GAMBLE LIMITED
MATCHED SAVINGS SHARE PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2000, 1999, AND 1998
--------------------------------------------------------------------------------------------------------
                                                              2000               1999               1998
                                                    pound sterling     pound sterling     pound sterling
ADDITIONS (LOSSES):
 Investment income:
  Net appreciation (depreciation) in fair
   value of Company Stock                              (15,383,254)         1,759,579          8,208,747
  Interest income                                           11,132              7,771              8,421
                                                     --------------        -----------        -----------
    Total investment income (loss)                     (15,372,122)         1,767,350          8,217,168
  Contributions from Procter & Gamble companies          3,028,880          2,844,334          2,438,774
  Contributions from participants                        3,028,880          2,844,334          2,438,774
  Other income                                               3,694              8,732                 83
  Income from Procter & Gamble Limited                      15,351             12,970             24,763
                                                     --------------        -----------        -----------
       Total additions (losses)                         (9,295,317)         7,477,720         13,119,562

DEDUCTIONS:
 Distributions and withdrawals to participants          (3,172,050)        (2,241,943)          (617,825)

 Administrative expenses                                   (22,824)           (24,980)           (26,236)
                                                     --------------        -----------        -----------
       Total deductions                                 (3,194,874)        (2,266,923)          (644,061)
                                                     --------------        -----------        -----------

NET INCREASE (DECREASE)                                (12,490,191)         5,210,797         12,475,501
                                                     --------------        -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                      44,168,360         39,957,563         26,482,062
                                                     --------------        -----------        -----------

 End of year                                            31,678,169         44,168,360         38,957,563
                                                     ==============        ===========        ===========



PROCTER & GAMBLE LIMITED
MATCHED SAVINGS SHARE PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2000, 1999, AND 1998
--------------------------------------------------------------------------------

1.   PLAN DESCRIPTION

     The following brief description of the Procter & Gamble Limited Matched Savings Share Purchase Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - The Plan is a share purchase plan established by Procter & Gamble Limited ("Company") to provide a means for eligible UK employees to tax efficiently purchase shares in The Procter & Gamble Company ("Parent"). The scheme administrators on behalf of the Trustees of the Plan hold the Plan assets.

     CONTRIBUTIONS- Employees can contribute up to 2.5% of the their salary/ wage, subject to a minimum monthly contribution of (pound sterling)8.33. The participating Procter & Gamble companies (see note 6) match all contributions by employees in full.

     WITHDRAWALS - Participants may withdraw shares from the scheme at any time subject to the following Plan rules. Participants cannot withdraw shares from the Plan within 5 years of purchase. Participants who withdraw shares from the Plan after 5 years can do so without attracting any income tax.

     ADMINISTRATION - The Plan is administered by IRG Trustees Limited who were appointed by the Trustees of the Plan.

     PARTICIPANT ACCOUNTS - Each participant's account is credited with an allocation of the Plan's shares. The benefit to which a participant is entitled is limited to the shares that can be provided from the participant's account.

     PLAN TERMINATION - The Company is reviewing the future of the Plan in line with recent Inland Revenue legislative changes. The current Approved Profit Sharing Plan (the Procter & Gamble Matched Savings Share Purchase Plan) can no longer be operated from April 2002. This Plan will be replaced by a more tax efficient plan, which meets the requirements of the rules of the Inland Revenue's All Employee Share Ownership Plans. The Company has the right under the current scheme rules to terminate the Plan.

2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in the Company common stock is valued at fair value and is translated into Sterling at the rate of exchange at June 30.

     EXPENSES OF THE PLAN - Investment management expenses and all other fees/expenses are paid by the participating Procter & Gamble companies (see note 6).

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   TAX STATUS

     The Inland Revenue (IR) has determined and informed the Company that it is an approved Employee Share Scheme under UK tax legislation. Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2000 and 1999 and no provision for income taxes has been reflected in the accompanying financial statements.

4.   DISTRIBUTIONS PAYABLE

     Distributions payable to participants at June 30, 2000 and 1999, are approximately (pound sterling)28,602 and (pound sterling)32,091, respectively.

5.   COMPANY STOCK

     At June 30, 2000 and 1999, 837,687 and 780,019 shares, respectively,of Company Stock were held by the Plan.

6.   PARTICIPATING PROCTER & GAMBLE COMPANIES

     The participating Procter & Gamble companies are as follows:

     Procter & Gamble
     Procter & Gamble Limited
     Procter & Gamble Pharmaceuticals (UK) Limited
     Procter & Gamble Product Supply (UK) Limited
     Procter & Gamble Technical Centres Limited
     Procter & Gamble (L&CP) Limited.


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newcastle upon Tyne United Kindgom, on September 29, 2000.

THE PROCTER & GAMBLE UK MATCHED SAVINGS SHARE PURCHASE PLAN



By:  /S/MR. D. J. HAMMOND
     ---------------------
     [Mr. D J Hammond]
     Trustee/Chairman, The Procter & Gamble UK Matched Savings Share Purchase
Plan



By:  /S/MS. L. ULANOWSKI
     ---------------------
     [Ms L Ulanowski]
     Trustee, The Procter & Gamble UK Matched Savings Share Purchase Plan



By:  /S/MR. T. CORPS
     ---------------------
     [Mr T Corps]
     Trustee, The Procter & Gamble UK Matched Savings Share Purchase Plan